SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 11/04 - July 06, 2004

Information about the judicial issue
involving COPEL and UEG Araucária

Companhia Paranaense de Energia COPEL informs that the State of Paraná Court of Law revoked on July 5, 2004 the injunction that authorized the pursuance of the arbitration established in Paris by UEG Araucária against Copel.

Since it took office, in January 2003, Copel's management tried to negotiate with the controlling partners of UEG Araucária aiming to review the terms of the contract settled by the previous management.

Some meetings actually occurred, but before reaching an agreement, UEG decided to stop negotiating and execute the contract, accessing an arbitration committee. Upon being informed about such arbitration, Copel went to Court, filing for a lawsuit aiming to void the arbitration clause, justifying that the jurisdiction for discussing contractual issues involving the Public Administration should be Brazil, where the Company is based.

Accepting Copel's arguments, the 3rd Public Finances Court granted Copel a preliminary order in June 2003, which was ratified through a merit sentence on March 15, 2004. UEG Araucária submitted, then, an appeal and obtained, through a preliminary injunction, the suspension of the order that prevented it from taking any action aiming to pursue the arbitration abroad up to the conclusion of a new judgment.

Upon Copel’s request, that injunction was nullified by the Court of Law and reestablished the situation previously in force.

Such decision, favorable to Copel, declared the nullity of the arbitration clause and determined that divergences resulting from that contract are appreciated and judged by the Brazilian Court. Additionally, it maintained the previous order that prevents UEG Araucária from taking any action aiming to pursue the arbitration procedures commenced in Paris, being subject to a daily penalty of R$ 500 thousand in case of default.

Sincerely,

Ronald Thadeu Ravedutti
CFO and Investor Relations Officer

For additional information, please contact Copel's Investor Relations team:
ri@copel.com or (55-41) 222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2004

COMPANHIA PARANAENSE DE ENERGIA — COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.